SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM CB/A

02039742

TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate Rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offering) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

RECD S.E.C.
JUN 14 2002
1086

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Rashid Hussain Berhad
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Malaysia
(Jurisdiction of Subject Company's Incorporation or Organization)

Rashid Hussain Berhad
(Name of Person(s) Furnishing Form)

Y7197DAA0, 754057AA5
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
JUN 19 2002
THOMSON FINANCIAL P

Donna Joseph
CT Corporation System
111 8th Avenue, 13th Floor
New York, NY 10011
+1 800 624 0909

Chartchai Pusavat
Rashid Hussain Berhad
Level 12, Tower One, RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur, Malaysia
+60 3 9287 8888

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 May 2002
(Date Tender Offer / Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

"Information Notice" to the holders of Rashid Hussain Berhad (***RHB***) US$200,000,000 1.5% Exchangeable Bonds due 2007.

Item 2. Informational Legends.

The legend required by paragraph (b) of Rule 802 is set forth under the caption "Important Notice—Special notice to US Bondholders" at page 2 of the Explanatory Circular furnished on the Form CB submitted by RHB to the Securities and Exchange Commission (the ***Commission***) on 31 May 2002 (***Form CB***).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with its submission of Form CB to the Commission on 31 May 2002, RHB filed with the Commission a written irrevocable consent and power of attorney on Form F-X dated 30 May 2002.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RASHID HUSSAIN BERHAD

By: ____________
Name: Chartchai Pusavat
Title: Executive Director
Date: 14 June 2002

By: ____________
Name: Chong Kin Leong
Title: Finance Director
Date: 14 June 2002

(107133-0007)

RHB
RASHID HUSSAIN BERHAD
(163211-W)
Level 9, Tower One
RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur
Malaysia
Tel: 03-9852233
Fax: 03-9855522
Cable: REZEKI KUALA LUMPUR
Telex: MA 31790 RHSSB

(By fax/mail: 852-29718300/852-25018126)

13 June 2002

Ms Jessica Hime and Mr Robert Lam
C/o UBS Warburg
25th Floor One Exchange Square
8 Connaught Place
Central, Hong Kong

Dear Sirs,

We refer to your letter dated 13 June 2002.

On behalf of RHB, we would like to convey our response to your above letter on the blocking of the Bonds requested by Salomon Smith Barney ("SSB") and UBS Warburg ("UBS") by setting out four (4) key points and observations:-

- RHB does not understand the procedure being undertaken and does not consider it to demonstrate anything conclusively to RHB.

- RHB and its financial advisers took a number of calls from Bondholders who were confused by the request, and thought the bond blocking was something to do with the voting procedures for the forthcoming Extraordinary General Meeting ("EGM"). Some Bondholders even misunderstood that the blocking was required before they can participate in the voting at the EGM.

- Further, the Trustee did not make the Notices sent to Bondholders (dated 26 March 2002 and 28 May 2002) available to RHB to provide RHB with an opportunity to review the same for purposes of seeking clarification and facilitating our understanding of the same. RHB only received the said notices yesterday.

- Based on our information, we strongly believe we have the support of the majority of the Bondholders. Without the list of the names of the Bondholders that make up the 63% which supposedly represent the so-called "Informal Committee" for our review and analysis, RHB is not in a position to and will not take any action.

As a result, kindly note that RHB will continue with its approach of dealing with all Bondholders directly whilst ensuring equal treatment and equal information for all Bondholders including UBS and SSB.

Yours faithfully,
For and on behalf of
Rashid Hussain Berhad

Chartchai Pusavat
Executive Director

Chong Kin Leong
Finance Director

Cc: RHB Exchangeable Bondholders

PRIVATE & CONFIDENTIAL

14 June, 2002

<Name and Address of Bondholder>

Dear Sir,

USD200 MILLION 1.5% EXCHANGEABLE BONDS DUE 2007 ISSUED BY RASHID HUSSAIN BERHAD ("RHB") EXCHANGEABLE FOR ORDINARY SHARES OF RHB CAPITAL BERHAD ("the Bonds")

We refer to the above matter.

Please see attached a self-explanatory note that we are sending to Bondholders, both directly and through the Clearing Systems. The note is in response to a note circulated through the Clearing Systems by Salomon Smith Barney and UBS Warburg which you may have already received.

As you are aware, the Extraordinary General Meeting will be held on 21 June 2002 and you should (if you have not already done so) communicate your voting instructions to your Account Holders in the Clearing Systems as soon as possible and in good time for your instruction to be passed on to the Paying Agent at least 48 hours before the meeting.

In the meantime, should you have any questions regarding the Bond restructuring, please feel free to contact either of the undersigned, whose details are set out below.

Thank you.

Yours faithfully,

ROSLEY AHMAD
Company Secretary
Tel. No. 603 9280 2125
Fax No. 603 9284 7189
E-Mail: rosley@rhb.com.my

INFORMATION NOTICE TO THE HOLDERS OF

Rashid Hussain Berhad ("RHB" or the "Company")

US$200 million 1.5% Exchangeable Bonds due 2007 (the "Bonds")

ISIN for Reg S Bond USY7197DAA01
ISIN for 144A Bond US754057AA51

This notice is being sent by RHB in response to the information notice dated 11 June 2002 circulated to Bondholders by Salomon Smith Barney ("SSB") and UBS Warburg ("UBS") in relation to the proposed restructuring of the Bonds (the "Proposed Restructuring"). This notice is supplemental to, and should be read in conjunction with, the Explanatory Circular sent to Bondholders dated 30 May 2002 (the "EC"), to which Bondholders should refer for a full discussion of the Proposed Restructuring, including historical and pro forma financial information and the proposed terms of the New Securities.

We believe that the views expressed by SSB and UBS in their notice represent the opinion of a small number of Bondholders who may have different interests from the majority of Bondholders. We would like to take this opportunity to clarify the issues raised in that notice.

RHB formulated the Proposed Restructuring after meeting with and taking into account all feasible requests from the majority of Bondholders. As such we believe that the Proposed Restructuring meets the key objectives of a large majority of Bondholders. We strongly believe that the Proposed Restructuring is fair and that it represents the best offer that RHB can make to Bondholders.

The Proposed Restructuring, which offers Bondholders New Bonds and New Warrants in exchange for the Bonds at their accreted value, provides Bondholders with what we consider to be a very attractive return. Based on the terms of the New Bonds, and assuming the value of the New Warrants is the same as that of the existing RHB Capital warrants listed on the Kuala Lumpur Stock Exchange (which we believe have significantly less attractive terms), and that Bondholders hold the New Bonds to their maturity, the Proposed Restructuring will provide Bondholders with a return of more than 11.0% per annum. In addition, the Proposed Restructuring also provides other benefits to the Bondholders, which include benefits from an appreciation of RHB Capital share price, the ability to raise cash immediately, and various options for divesting their interests in the New Securities in the event that Bondholders wish to do so after the Proposed Restructuring is completed. Please refer to pages 52 and 53 of the EC for more details.

We understand that the current market price of the Bonds is 104-107% of their face value. We believe that the Bonds are trading at a discount to their accreted value for a number of reasons including (i) the uncertainty of whether the Proposed Restructuring will be approved, (ii) the high gearing of RHB, (iii) the uncertainty of whether the proposed group restructuring scheme that RHB Group is undertaking will be completed, and (iv) the potential low dividend amount that the Bondholders may receive in a liquidation of RHB should the Proposed Restructuring be rejected. Bondholders can assist in the removal of these negative factors by supporting the Proposed Restructuring, which in our opinion should result in a significant improvement in the value of the Bonds.

We would also like to clarify the facts surrounding the share acquisition from RHB's two major shareholders (Malaysian Resources Corporation Berhad and Tan Sri Dato' Abdul Rashid Hussain) by Utama Banking Group Berhad ("UBG"). This acquisition is transacted separately at the shareholder level. UBG agreed to buy the shares on its own will and with its own financial resources. We believe that the share acquisition does not have any negative impact on the Proposed Restructuring and in fact it has the effect of introducing a new substantial shareholder to RHB and removing RHB's major shareholders who we understand are not in a position to recapitalise RHB.

Should the Proposed Restructuring be rejected, RHB will default on its obligations under the Bonds. All the debt restructuring plans agreed in principle with the secured creditors are likely to fall away with the borrowings becoming due and payable, given their short-term nature or upon the declaration of an event of cross default. The future of RHB and the amounts received by its unsecured creditors including Bondholders will depend upon the action taken by RHB's secured creditors, who would have the right to enforce their security over the RHB Capital shares and warrants pledged to them. The likely return to Bondholders on a liquidation of RHB is set out on pages 53 and 54 of the EC.

RHB BELIEVES THAT THE PROPOSED RESTRUCTURING IS IN THE BEST INTERESTS OF BONDHOLDERS FOR THE REASONS SET OUT ABOVE AND IN THE EC AND, ACCORDINGLY, WE STRONGLY URGE BONDHOLDERS TO VOTE IN FAVOR OF IT.

RASHID HUSSAIN BERHAD **13 JUNE 2002**

Chartchai Pusavat – Executive Director
Email: chartchai@rhb.com.my
Tel: +60 3 2143 4276
Fax: +60 3 9284 8614

Chong Kin Leong – Finance Director
Email: klchong@rhb.com.my
Tel: +60 3 9285 2233
Fax: +60 3 9825 8599